SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: June 10, 2008	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Announces Start of Enrolment in Phase 1/2
Ovarian Cancer Clinical Trial with REOLYSIN®
CALGARY, AB, — June 10, 2008 — Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that patient enrolment has started in a Phase 1/2 clinical trial for patients with metastatic ovarian, peritoneal and fallopian tube cancers using concurrent intravenous (IV) and intraperitoneal (IP) administration of REOLYSIN®, Oncolytics’ proprietary formulation of the human reovirus. The National Cancer Institute (NCI), part of the National Institutes of Health, is sponsoring the trial under its Clinical Trials Agreement with Oncolytics, while Oncolytics will provide clinical supplies of REOLYSIN®. The Principal Investigator is Dr. David E. Cohn, Associate Professor, Division of Gynecologic Oncology at The Ohio State University College of Medicine in Columbus, Ohio.
“REOLYSIN® is an exciting agent to investigate in patients with ovarian cancer,” said Dr. Cohn. “Targeting a specific alteration commonly present in these tumors will hopefully lead to efficacy with minimal toxicity.”
“We are looking forward to working closely with the NCI to examine the effects of using REOLYSIN® with two concurrent methods of administration,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Our REOLYSIN® clinical program has now expanded to include ten Phase 1/2 or Phase 2 trials in the U.S. and the U.K. using REOLYSIN® as a monotherapy or in combination with radiation or chemotherapy.”
In the Phase 1 portion of the trial, patients will receive a constant dose of IV REOLYSIN® on days 1-5 every 28 days, as well as an escalating dose of IP REOLYSIN® on days 1-2 every 28 days. In the Phase 2 portion of the study, patients will receive a constant dose of IV REOLYSIN® on days 1-5 every 28 days as well as the Maximum Tolerated Dose (MTD) of IP REOLYSIN® from the Phase 1 portion.
The primary objectives of the Phase 1 trial are to determine the safety and tolerability of intravenous and intraperitoneal administration of REOLYSIN®, and the MTD of IP REOLYSIN® when used with a fixed dose of IV REOLYSIN®. The primary objective of the Phase 2 trial is to determine the objective response rate of treatment with IV and IP REOLYSIN® in patients with recurrent, platinum-refractory ovarian, peritoneal and tubal carcinomas. The Phase 1/2 trial is expected to enroll up to 70 patients.
The American Cancer Society estimates that more than 22,000 women will be diagnosed with ovarian cancer in the U.S. in 2008, and more than 15,000 will die from it.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.S. NCI Phase I/II systemic and intraperitoneal administration clinical trial for patients with metastatic ovarian, peritoneal and fallopian tube cancers, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, Alberta T2P 2V7 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com